TRADE DATA OVERVIEW
(CODA Micro & FLARE)
August 2019

	ENTERED		EXECUTED		
Daily Average	**Seekers**	**Providers**	**Matched (Internal)**	**Traded (External)**	**Total**
Shares	1.13 BN	1.08 BN	5.2 MM	96.8 MM	102.0 MM
Issues	6,706	4,868	2,618	4,721	4,866
Orders ≥ 5,000 Shares	28,785	27,350	70	2,389	2,459

LIQUIDITY CHARACTERISTICS

Daily Matched (Avg.)	Shares	Issues	% / Issues
Market Cap			
Large Cap	2,319,881	552	21.1%
Mid Cap	1,259,640	706	27.0%
Small Cap	1,637,911	1,360	51.9%

TRADE PERFORMANCE (LIQUIDITY SEEKERS)*

	BPS	CPS
VWAP +/- 1 Minute	1.36	0.64
VWAP +/- 1 Minute - Large Cap	0.85	0.67
VWAP +/- 1 Minute - Mid Cap	2.08	0.72
VWAP +/- 1 Minute - Small Cap	4.30	0.55

TOP SECTORS BY SHARES TRADED


12%
8%
7%
8%
8%
13%
18%
7%
17%
1%
Health Care
Utilities
IT & Communications
Materials
Miscellaneous
Energy
Services
Consumer Products
Industrials
Financials

POST TRADE % OF NBBO MIDPOINT MOVEMENT**


25.19%
20%
9.83%
6.09%
6.34%
2.29%
0%
10ms
50ms
100ms
1 sec
10 sec

Includes Only Fully-Executed Orders; Weighted Based on Trade Notional Amount

CODA VOLUME HIGHLIGHTS

- **Record Daily Traded (External) Volume: 173.4 MM shares**
- **Record Daily Matched (Internal) Volume: 17.1 MM shares (single counted)**

CODA Markets™ 203-557-8574
subscriberservices@codamarkets.com - www.codamarkets.com

version 127

* This report defines a positive number in the VWAP performance calculation as representing slippage, unlike past reports which characterized performance in the opposite manner.
** This report calculates basis point (BPS) performance by weighting each execution by its notional value, unlike past versions that weighted each execution by shares traded..